Exhibit 1

To Shareholders in the United States:

Both parties of the Share Exchange Agreement referred to in this document, Nidec Corporation and Nidec Sankyo Corporation, have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

FOR IMMEDIATE RELEASE

Nidec Corporation
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Nidec Sankyo Corporation
Stock exchange code (Tokyo): 7757
Contact:
Shigeru Aoki
Member of the Board
Vice President
+81-266-27-3881
sankyo-corpplan@atc.nidec-sankyo.co.jp

Released on April 24, 2012 in Kyoto, Japan

Notice Concerning a Share Exchange Agreement to Make Nidec Sankyo Corporation a Wholly Owned Subsidiary of Nidec Corporation

Nidec Corporation (“Nidec”)(NYSE:NJ) and Nidec Sankyo Corporation (“Nidec Sankyo”) announced today that, at their respective board meetings held today, Nidec and Nidec Sankyo have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec Sankyo a wholly owned subsidiary of Nidec, and that the two companies have signed a Share Exchange Agreement (the “Share Exchange Agreement”), as described below.

The Share Exchange is expected to become effective on October 1, 2012 (the “Share Exchange Effective Date”), subject to approval by Nidec Sankyo’s shareholders at an ordinary general meeting scheduled to be held on June 18, 2012. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange. Nidec Sankyo’s stock is expected to be delisted from the Tokyo Stock Exchange prior to the Share Exchange Effective Date, and the delisting is currently expected to take effect on September 26, 2012 (the last trading date being September 25, 2012).

1.	Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange

Since its establishment in 1973, Nidec has been enhancing its product line-up from small precision motors to general motors, machinery, electronic & optical components and other products, and expanding its business not only in the IT area, but into various other areas, including the home appliance and automobile areas, with the objective of aiming to be the “World’s Number One Comprehensive Manufacturer of Motors” specialized in the business of “everything that spins and moves” with a focus on motors. Especially in the field of small precision motors, which is Nidec’s core business, Nidec has expanded its business through actively acquiring companies with high technological capabilities including Sankyo Seiki Mfg. Co., Ltd., the predecessor of Nidec Sankyo, and through successfully pursuing and achieving synergies resulting from the acquisitions.

Nidec Sankyo, which had its original and distinctive technologies, as well as its state-of-the-art production facility for its hard disc drive fluid dynamic bearing (“FDB”) motor business, entered into alliance with Nidec to establish an efficient management system in August 2003. After becoming a consolidated subsidiary of Nidec, Nidec acquired the FDB business and Nidec Sankyo has greatly contributed Nidec group to expand its business by focusing its management resources into areas of stepping motors and industrial robots.

With increasing globalization of economies, however, Nidec Sankyo requires to further implement the “three new strategy” (new products, new markets and new clients) that Nidec group is currently developing, to actively enter into global markets to expand sales and to enhance profitability by improving productivity in manufacturing processes. For that purpose, we determined that it is imperative to make Nidec Sankyo a wholly-owned subsidiary of Nidec, to further enhance the alliance between the two companies and to achieve an effective group management based on a prompt decision-making. Nidec Sankyo regards that keeping a closer relationship and enhancing a cooperation in broad areas with Nidec will enable to accelerate the growth strategy in the business field Nidec Sankyo excels, which will secure a stronger position in the market. As a result, it is expected that the Share Exchange will enhance sharing of management resources and improving investment efficiencies for both companies, which will achieve a further expansion of Nidec group’s business.

2.	Summary of the Share Exchange

(1)	Schedule for the Share Exchange

April 24, 2012	Board of directors’ meeting for approval of the Share Exchange (Nidec and Nidec Sankyo)

April 24, 2012	Execution of the Share Exchange Agreement

June 18, 2012 (tentative)	Ordinary general meeting of shareholders for approval of the Share Exchange (Nidec Sankyo)

September 25, 2012 (tentative)	Last day of trading (Nidec Sankyo)

September 26, 2012 (tentative)	Delisting (Nidec Sankyo)

October 1, 2012 (tentative)	Share Exchange Effective Date

(Note 1)	In accordance with Article 796, Paragraph 3, of the Company Act, Nidec intends to use a simplified share exchange procedure where Nidec’s shareholder approval is not required for the Share Exchange.
(Note 2)	The Share Exchange Effective Date may be changed based upon the mutual agreement of Nidec and Nidec Sankyo.

(2)	Method of the Share Exchange

As a result of the Share Exchange, Nidec is expected to become the parent company owning all of the outstanding shares in Nidec Sankyo, and Nidec Sankyo is expected to become a wholly owned subsidiary of Nidec. The Share Exchange is expected to become effective on October 1, 2012, subject to approval by Nidec Sankyo’s shareholders at an ordinary general meeting scheduled to be held on June 18, 2012. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Company Act, without obtaining the approval of its shareholders for the Share Exchange.

(3)	Details of Share Allocation in the Share Exchange

Company Name	NIDEC CORPORATION (parent company)	NIDEC SANKYO CORPORATION (subsidiary to be wholly owned)
Share Exchange Ratio	1	0.068

(Note 1)	Ratio Applied to the Allocation of Shares

For each share of Nidec Sankyo common stock, 0.068 shares of Nidec common stock will be allocated. No Nidec shares will be allocated in exchange for the 142,661,000 shares of Nidec Sankyo stock currently held by Nidec (as of March 31, 2012).

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of Nidec and Nidec Sankyo.

(Note 2)	Number of Nidec Shares Allocated in the Share Exchange

Nidec expects to allocate 3,175,755 shares (tentative) of its common stock in the Share Exchange. Nidec intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

Nidec Sankyo intends to cancel all of its treasury shares (including any treasury shares acquired from dissenting shareholders exercising their appraisal rights in connection with the Share Exchange) by resolution at a meeting of its board of directors to be held prior to the Share Exchange Effective Date.

The number of Nidec shares allocated in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec Sankyo or for other reasons.

(Note 3)

Treatment of Shares Constituting Less Than a Full Trading Unit

The Share Exchange is expected to result in some shareholders holding less than one full trading unit of Nidec shares. (One full trading unit consists of 100 shares.) Shareholders holding less than a full trading unit of Nidec shares are unable to trade such shares on the financial instruments exchanges. Shareholders who hold less than a full trading unit of Nidec shares may request Nidec to purchase such shares in accordance with Article 192, Paragraph 1, of the Company Act.

(Note 4)

Treatment of a Fraction of a Share

If any Nidec Sankyo shareholder receives a fraction of one Nidec share in the Share Exchange, Nidec intends to pay to such shareholder an amount in cash in proportion to the fraction of a Nidec share in accordance with Article 234 of the Company Act.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

Not applicable.

3.	Basis of Calculation for the Ratio Applied to the Allocation of Shares in the Share Exchange

(1)	Calculation Basis and Background

In order to ensure the fairness and appropriateness of the share exchange ratio as described in 2.(3) “Details of Share Allocation in the Share Exchange” above (the “Share Exchange Ratio”), Nidec and Nidec Sankyo selected Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y TAS”) and Deloitte Tohmatsu Financial Advisory Co., Ltd. (“Tohmatsu FA”) as their respective third-party advisers to calculate the exchange ratio.

E&Y TAS calculated values of Nidec and Nidec Sankyo using the market price method, the discount cash flow (“DCF”) method and the comparable companies analysis. (In applying the market price method, E&Y TAS used April 23, 2012 as the reference date for the calculation, and the period between the day immediately following Nidec’s and Nidec Sankyo’s announcement of revisions to their respective earnings results on January 24, 2012, and the reference date as the applied period.) In the period ending March 2013, profit plans of Nidec and Nidec Sankyo used by E&Y TAS as an assumption in the DCF method calculation forecast a temporary and significant increase in profits as rebounds from the Northeast Pacific Earthquake, Thailand floods and others. No significant increase or decrease of profits is forecasted thereafter.

Set forth below are ranges of the number of Nidec shares to be allocated in exchange for each Nidec Sankyo share calculated based on each method:

Method Used	Range of Share Exchange Ratio
Market price method	0.062-0.076
DCF method	0.047-0.073
Comparable companies analysis	0.055-0.084

In calculating the Share Exchange Ratio, E&Y TAS generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete. E&Y TAS did not independently verify the accuracy or completeness of the information. In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, E&Y TAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party. E&Y TAS also assumed that the financial forecasts of both companies were reasonably prepared based on management’s best estimates and judgment at the time.

Because Nidec Sankyo stock is listed on the Tokyo Stock Exchange and Nidec stock is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the New York Stock Exchange, and market prices are available, Tohmatsu FA calculated values of Nidec and Nidec Sankyo using the market price method. (In applying the market price method, Tohmatsu FA used the average closing prices per share (for Nidec, the closing price of the Osaka Securities Exchange) of Nidec common stock and Nidec Sankyo common stock for the one-month, three-month and six-month periods ended April 23, 2012, which was the reference date for the calculation.) In addition, to reflect both companies’ future business activities in the calculation, Tohmatsu FA used the DCF method as well. In the period ending March 2013, profit plans of Nidec Sankyo and Nidec used by Tohmatsu FA as an assumption in the DCF method calculation forecast a temporary and significant increase in profits as rebounds from the Northeast Pacific Earthquake, Thailand floods and others. No significant increase or decrease of profits is forecasted thereafter.

Set forth below are ranges of the number of Nidec shares to be allocated in exchange for each Nidec Sankyo share calculated based on each method:

Method Used	Range of Share Exchange Ratio
Market price method	0.066-0.072
DCF method	0.053-0.083

In calculating the Share Exchange Ratio, Tohmatsu FA generally used information provided by both companies and information publicly available as is under the assumption that all such information was accurate and complete. Tohmatsu FA did not independently verify the accuracy or completeness of the information. In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, Tohmatsu FA did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party. The calculation by Tohmatsu FA of the Share Exchange Ratio reflects information and economic conditions on and before April 23, 2012. Tohmatsu FA also assumed that the financial forecasts of both companies were reasonably prepared based on management’s best estimates and judgment at the time.

As described in 3.(4) “Measures to Ensure Fairness” below, Tohmatsu FA, upon the request from the board of directors of Nidec Sankyo, submitted the written opinion (fairness opinion) dated April 23, 2012 to the board of directors of Nidec Sankyo that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Sankyo other than Nidec Sankyo’s controlling shareholders and other parties (as defined as “controlling shareholders and others prescribed by the Enforcement Rules” in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same) under assumed terms described above and other certain assumptions.

Nidec and Nidec Sankyo negotiated and discussed with each other in good faith, carefully considering the above calculations, and have determined and agreed that the Share Exchange Ratio was reasonable.

(2)	Relationship with the Third-Party Advisers

Both E&Y TAS and Tohmatsu FA are independent from Nidec and Nidec Sankyo. Neither E&Y TAS nor Tohmatsu FA is a related party of either Nidec or Nidec Sankyo or has any material interest in the Share Exchange that needs to be described.

(3)	Prospects and Reason for the Delisting

As a result of the Share Exchange, Nidec Sankyo is expected to become a wholly owned subsidiary of Nidec on October 1, 2012, the effective date of the Share Exchange. Nidec Sankyo stock is expected to be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the Tokyo Stock Exchange, effective as of September 26, 2012 (the last trading date being September 25, 2012).

After delisting, Nidec Sankyo shares will not be tradable on the Tokyo Stock Exchange. Shares of Nidec stock will be allocated to all Nidec Sankyo shareholders, other than Nidec, pursuant to the Share Exchange Agreement, as described in 2.(3) “Details of Share Allocation in the Share Exchange” above.

The purpose of the Share Exchange is as described in 1. “Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange” above and is not to delist Nidec Sankyo stock. As a result of the Share Exchange, however, Nidec Sankyo stock is expected to be delisted. In the Share Exchange, holders of Nidec Sankyo shares will receive shares of Nidec stock, which is listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the New York Stock Exchange, and which can be traded on these stock exchanges after the Share Exchange. Share liquidity is thus expected to be provided for those shareholders who hold 1,471 shares or more of Nidec Sankyo stock and who will receive 100 shares (constituting a full trading unit) or more of Nidec stock in the Share Exchange, to the extent that one or more trading units of Nidec shares can be traded on these stock exchanges, with any remaining shares constituting less than a full trading unit not tradable.

However, shareholders with less than 1,471 shares of Nidec Sankyo stock is expected to receive less than 100 shares of Nidec stock which is less than a full trading unit. Although such shares are not tradable on financial instruments exchanges, those shareholders will be able to request Nidec to repurchase the shares as described in 2.(3) (Note 3) “Treatment of Shares Constituting Less Than a Full Trading Unit” above. In addition, details concerning the treatment of a fraction of a share of Nidec stock received in the Share Exchange are set forth in 2.(3) (Note 4) “Treatment of a Fraction of a Share” above.

(4)	Measures to Ensure Fairness

Because Nidec currently holds 74.65% of the total outstanding shares of Nidec Sankyo stock, Nidec and Nidec Sankyo determined that measures should be taken to ensure the fairness of the Share Exchange.

Accordingly, in order to ensure the fairness of the share exchange ratio to be applied in the Share Exchange, Nidec requested a third-party adviser, E&Y TAS, to calculate the ratio. Nidec also negotiated and discussed with Nidec Sankyo in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 24, 2012 to enter into the Share Exchange based on the Share Exchange Ratio.

While Nidec received a calculation report regarding the Share Exchange Ratio, Nidec did not obtain a written opinion (fairness opinion) stating that the Share Exchange Ratio was fair to Nidec from the financial perspective.

In order to ensure the fairness of the Share Exchange Ratio to be applied in the Share Exchange, Nidec Sankyo requested a third-party adviser, Tohmatsu FA, to calculate the ratio. Nidec Sankyo also negotiated and discussed with Nidec in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 24, 2012 to enter into the Share Exchange based on the Share Exchange Ratio.

In addition, as an opinion that the Share Exchange Ratio is not disadvantageous to minority shareholders, the board of directors of Nidec Sankyo received the written opinion (fairness opinion) dated April 24, 2012 from Tohmatsu FA that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Sankyo other than Nidec Sankyo’s controlling shareholders and other parties under certain assumptions and qualifications.

Moreover, Nidec engaged Oh-Ebashi LPC & Partners and Nidec Sankyo engaged Nagashima Ohno & Tsunematsu as their respective legal advisers, and received legal advices regarding the handling of and procedures of resolutions of board of directors, including procedures for the Share Exchange.

(5)	Measures to Avoid Conflicts of Interest

Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec, and Mr. Tetsuo Inoue, Member of the Board and Senior Vice President of Nidec concurrently serve as members of the board of Nidec Sankyo. In addition, Mr. Osamu Narumiya, Corporate Executive Auditor of Nidec and Mr. Hideo Asahina, Executive Consultant of Nidec concurrently serves as Corporate Auditors of Nidec Sankyo. In light of all the above persons holding concurrent positions, to avoid conflicts of interest, none of Messrs. Shigenobu Nagamori and Tetsuo Inoue participated in the discussions or resolution concerning the Share Exchange by boards of directors of Nidec and Nidec Sankyo. Similarly, Mr. Osamu Narumiya did not participate in the discussions concerning the Share Exchange by Nidec’s board of directors and did not express any opinion. Moreover, none of Messrs. Osamu Narumiya and Hideo Asahina participated in the discussions concerning the Share Exchange by Nidec Sankyo’s board of directors, or expressed any opinion.

4.	Overview of the Companies Party to the Share Exchange (as of March 31, 2012)

1. Company name	NIDEC CORPORATION (parent company)		NIDEC SANKYO CORPORATION (subsidiary to be wholly owned)

2. Description of business	Development, manufacture and sales of small precision motors, general motors, machinery, electronic & optical components and other products.		Manufacture and sales of machinery and components.

3. Date of incorporation	July 23, 1973		June 18, 1946

4. Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto		5329 Shimosuwa-machi, Suwa-gun, Nagano

5. Company Representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer		Kazuyoshi Yasukawa Representative Director, President

6. Share Capital	66,551 million yen		35,270 million yen

7. Number of shares outstanding	145,075,080 shares		191,107,628 shares

8. Fiscal year end	March 31		March 31

9. Number of employees	107,694 (consolidated)		14,392 (consolidated)

10. Main customers	Seagate Technology, Western Digital, Toshiba, Panasonic, Hitachi Global Technologies, Samsung Electronics		Panasonic, Sony, LG Electronics, Ueno Ko-gyo, Itochu Plastics, Dial Electronic

11. Primary lending banks	Bank of Tokyo-Mitsubishi UFJ, Bank of Kyoto, Sumitomo Mitsui Trust Bank		Hachijuni Bank, Bank of Tokyo-Mitsubishi UFJ, Sumitomo Mitsui Banking

12. Major shareholders and shareholding ratios	1. Shigenobu Nagamori	8.28%	1. Nidec Corporation	74.65%
	2. Japan Trustee Services		2. The Hachijuni Bank, Ltd.	2.20%
	Bank, Ltd. (Trust account)	6.95%	3. Mizuho Trust & Banking
	3. The Master Trust Bank of		Co., Ltd. as trustee for
	Japan, Ltd. (Trust account)	5.98%	Retirement Benefit Trust of
	4. The Kyoto Bank		CANON INC.
	Corporation	4.08%	(re-entrusted by Trust &
	5. SN Kohsan, Ltd.	3.79%	Custody Services Bank, Ltd.)	1.94%
	6. State Street Bank and		4. Shigenobu Nagamori	1.18%
	Trust Company (Standing		5. Nidec Copal Corporation	1.05%
	Agent: Hong Kong and		6. Japan Trustee Services
	Shanghai Banking		Bank, Ltd. (Trust account)	0.81%
	Corporation, Tokyo		7. Nidec Tosok Corporation	0.52%
	branch)	2.97%	8. The Master Trust Bank of
	7. The Dai-ichi Life		Japan, Ltd. (Trust account)	0.50%
	Insurance Co., Ltd.	2.73%	9. Nagano Keiki Co., Ltd.	0.49%
	8. The Bank of Tokyo-		10. Rokuichi Yamada	0.44%
	Mitsubishi UFJ Ltd.	2.42%
	9. Nippon Life Insurance
	Company	2.32%
	10. Meiji Yasuda Insurance Company	2.19%

13. Relationship between the companies party to the Share Exchange	Capital	Nidec holds 74.65% of the total of outstanding shares of Nidec Sankyo common stock.
	Personnel	2 Directors, 1 Corporate Auditor and 1 Consultant of Nidec concurrently serve as 2 Directors and 2 Corporate Auditors of Nidec Sankyo, respectively.
	Business	Nidec has fund transactions with Nidec Sankyo based a basic contract of cash management system.
	Relationship as related parties	Nidec Sankyo is a consolidated subsidiary and a related party of Nidec.

14. Financial results and financial condition for the most recent 3 fiscal years

(in millions of yen)

(Consolidated)	NIDEC CORPORATION (parent company) (U.S. GAAP, consolidated)			NIDEC SANKYO CORPORATION (subsidiary to be wholly owned) (Japanese GAAP, consolidated)
Fiscal year ended March 31,	2010	2011	2012	2010	2011	2012
Net assets	401,531	410,506	425,611	77,496	82,081	82,758
Total assets	692,791	748,205	800,401	101,339	104,650	99,089
Net assets per share (yen)	2,443.16	2,565.32	2,705.32	404.77	428.63	435.75
Net sales	571,552	675,988	682,320	76,202	92,142	81,926
Operating income	79,282	92,869	73,070	7,389	11,253	6,234
Ordinary profit	—	—	—	7,199	10,118	6,158
Net income	51,961	52,333	40,731	4,609	7,506	3,361
Net income per share (yen)	373.04	375.91	296.25	24.12	39.29	17.65
Annual dividend per share (yen)	65.0	85.0	90.0	8.0	10.0	10.0

(Note)	Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as follows:

•	“Net assets” represents the sum of “shareholders’ equity” and “minority interest in consolidated subsidiaries.”

•	“Net assets per share” represents “shareholders’ equity per share.”

•	No amount is shown for “ordinary profit” since no equivalent data has been prepared in accordance with U.S. GAAP.

•	“Net income” and “net income per share” represent “net income attributable to Nidec shareholders” and “net income attributable to Nidec shareholders per share,” respectively.

•

Pursuant U.S. GAAP based on FASB Accounting Standards Codification™ (ASC) 205-20 “Presentation of Financial Statements-Discontinued Operations,” results of discontinued operations have been reclassified retrospectively in Nidec’s consolidated financial data.

5.	Impact of the Share Exchange on Nidec Generally

The Share Exchange is expected to result in no change to Nidec’s corporate name, the address of its head offices, the name and title of its representative, its businesses, its capitalization and its financial period, as described in 4. “Overview of the Companies Party to the Share Exchange” above.

The impact of the Share Exchange on Nidec’s net assets and total assets has not been determined.

6.	Outline of Accounting Treatment

The Share Exchange is expected to be treated as an acquisition of additional interest from non-controlling interest in a common control transaction. No additional goodwill is expected to be recorded in connection with the Share Exchange because Nidec intends to treat the Share Exchange as a capital transaction in accordance with U.S. GAAP.

7.	Future Outlook

Nidec Sankyo has been a consolidated subsidiary of Nidec, and the impact of the Share Exchange on Nidec’s consolidated and non-consolidated financial performance for the current fiscal year is not expected to be material. Nidec aims to seek to further improve its overall performance by achieving more efficiency in Nidec’s and Nidec Sankyo’s business operations and by enhancing the collective strengths of the Nidec group.

8.	Matters Relating to Transactions with a Controlling Shareholder

As Nidec owns 74.65% of equity of Nidec Sankyo, the Share Exchange is treated as a transaction with a controlling shareholder of Nidec Sankyo. In the report on corporate governance which was disclosed on October 27, 2011, Nidec Sankyo disclosed, with respect to “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed,” that the concurrent positions held by officers from the parent company do not interfere Nidec Sankyo’s independent business judgment and it is able to maintain a certain degree of independence.

As described in 3.(4) “Measures to Ensure Fairness” above, in order to secure independence of management and avoid disadvantages to minority shareholders’ interests, Nidec Sankyo obtained the written opinion (fairness opinion) dated April 24, 2012 from Tohmatsu FA that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec Sankyo other than Nidec Sankyo’s controlling shareholders and other parties.

In addition, as described in 3.(5) “Measures to Avoid Conflicts of Interest” above, Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec who concurrently serves as Chairman of Nidec Sankyo, and Mr. Tetsuo Inoue, Member of the Board and Senior Vice President of Nidec who concurrently serves as Member of the Board of Nidec Sankyo, did not participate in the discussions or resolution concerning the Share Exchange by boards of directors of Nidec Sankyo or in the negotiations or discussions with Nidec as officers from Nidec Sankyo. Moreover, Mr. Osamu Narumiya, Corporate Executive Auditor of Nidec who concurrently serves as Corporate Auditor of Nidec Sankyo and Mr. Hideo Asahina, Executive Consultant of Nidec who concurrently serves as Corporate Auditor of Nidec Sankyo, did not participate in the discussions concerning the Share Exchange by Nidec Sankyo’s board of directors and did not express any opinion.

We believe the measures above are consistent with the “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed” above.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of Nidec, Nidec Sankyo, their group companies or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments. Neither Nidec nor Nidec Sankyo undertakes any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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